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                              UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. 1 )*
                                        ---

                               CIMA Labs Inc.
                     ----------------------------------
                              (Name of Issuer)

                                   Common
                     ----------------------------------
                       (Title of Class of Securities)

                                 171796105
                     ----------------------------------
                              (CUSIP Number)

   Check the following box if a fee is being paid with this statement (  ).
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 171796105                   13G                 Page  2  of  5  Pages
          ---------                                            ---    ---

--------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The St. Paul Companies, Inc.
     385 Washington Street
     St. Paul, Minnesota 55102                         IRS #41-0518860
--------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)  ( )
                                                            (b)  ( )
--------------------------------------------------------------------------------
 (3) SEC USE ONLY

--------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION

     Minnesota Corporation
--------------------------------------------------------------------------------
  NUMBER OF           (5) SOLE VOTING POWER
   SHARES                 None
BENEFICIALLY         -----------------------------------------------------------
  OWNED BY            (6) SHARED VOTING POWER
    EACH                  The St. Paul Companies, Inc., through its
 REPORTING                wholly-owned subsidiary, St. Paul Fire and Marine
   PERSON                 Insurance Company (F&M) beneficially owns 797,480
    WITH                  shares of common stock by virtue of F&M's ownership
                          of 742,997 shares of common stock, and warrants to
                          purchase 54,483 shares of common stock which are
                          exercisable within 60 days.
                     ----------------------------------------------------------
                      (7) SOLE DISPOSITIVE POWER
                          None
                     ----------------------------------------------------------
                      (8) SHARED DISPOSITIVE POWER
                          797,480 shares (see remark in Item 6)
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     797,480 shares (see remark in Item 6)
-------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     10.1%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*
     HC
-------------------------------------------------------------------------------

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Fee enclosed / / or Amendment No. 1

-------------------------------------------------------------------------------
ITEM 1.    (a)  NAME OF ISSUER: CIMA Labs Inc.
-------------------------------------------------------------------------------
           (b)  ADDRESS OF ISSUER'S PRINCIPAL OFFICES:
                7325 Aspen Lane
                Minneapolis, MN 55428
-------------------------------------------------------------------------------
ITEM 2.    (a)  NAME OF PERSON FILING:    The St. Paul Companies, Inc.
                                          (see Exhibit A)
-------------------------------------------------------------------------------
           (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                385 Washington Street
                St. Paul, MN 55102
-------------------------------------------------------------------------------
           (c)  CITIZENSHIP: Minnesota corporation
-------------------------------------------------------------------------------
           (d)  TITLE OF CLASS OF SECURITIES: Common
-------------------------------------------------------------------------------
           (e)  CUSIP NUMBER: 171796105
-------------------------------------------------------------------------------
ITEM 3.    This statement is filed pursuant to Rule 13d-1(b).
           (g)   /X/ Parent Holding Company
-------------------------------------------------------------------------------
ITEM 4.     OWNERSHIP.

            (a) Amount beneficially owned: The St. Paul Companies, Inc., through its wholly owned subsidiary, St. Paul Fire and Marine Insurance Company (F&M), beneficially owns 797,480 shares of common stock by virtue of F&M's ownership of 742,997 shares of common stock and warrants to purchase 54,483 shares of common stock which are exercisable within 60 days.
            -------------------------------------------------------------------
            (b) Percent of Class: The shares reported in Item 4(a),
                above, constitute 10.1% of the outstanding common shares
                of the Issuer.
            -------------------------------------------------------------------
            (c) Number of shares as to which such person has:
                (i)   Sole power to vote or to direct the vote: none
                ---------------------------------------------------------------
                (ii)  Shared power to vote or to direct the vote:
                      797,480 (see remark in Item 4(a) above)
                ---------------------------------------------------------------
                (iii) Sole power to dispose or to direct the disposition: none
                ---------------------------------------------------------------
                (iv)  Shared power to dispose or to direct the disposition:
                      797,480 (see remark in Item 4(a) above)
-------------------------------------------------------------------------------
ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not Applicable
-------------------------------------------------------------------------------

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-------------------------------------------------------------------------------
ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
            Not Applicable
-------------------------------------------------------------------------------
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            St. Paul Fire and Marine Insurance Company is an Insurance
            Company under Reg. 240.13d-1(b)(1)(ii)(C)
-------------------------------------------------------------------------------
ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not Applicable
-------------------------------------------------------------------------------
ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

            Not Applicable
-------------------------------------------------------------------------------
ITEM 10.    CERTIFICATION

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                  SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 12, 1996



                                   -------------------------------------------
                                   Bruce A. Backberg
                                   Title: Vice President & Corporate Secretary

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                     SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                               Schedule 13G

                          EXHIBIT A - DISCLAIMER

Information on the attached Schedule 13G is provided solely for the purpose of complying with Section 13(d) and 13(g) of the Securities Exchange Act of 1934 and Regulation promulgated under authority thereof and is not intended as an admission the The St. Paul Companies, Inc. or any of its subsidiaries, is a beneficial owner of the securities described herein for any other purpose.